SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          ZEOLITE EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, $0.00001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98943N103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Xiangzhi Chen
                Taian Economic and Technological Development Zone
                      Tai'an City, Shandong Province 271000
                           People's Republic of China
                                (86-538) 856 0618
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98943N103

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Xiangzhi Chen
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Peoples Republic of China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    22,902,912
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    22,902,912
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     22,902,912
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     42.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

The calculation of the foregoing percentage is based on 54,095,103 shares of the Issuer's common stock outstanding as of March 31, 2006 as set forth in the Issuer's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on March 31, 2006.

         Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.00001 par value per share (the "Shares"), of Zeolite Exploration Company, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Taian Economic and Technological Development Zone, Tai'an City, Shandong Province 271000, People's Republic of China.

         Item 2. Identity and Background.

         (a) - (c) The name of the person filing this statement is Xiangzhi Chen, hereinafter sometimes referred to as the "Reporting Person."

         The Reporting Person's principal office is Taian Economic and Technological Development Zone, Tai'an City, Shandong Province 271000, People's Republic of China. The Reporting Person is the President and Chief Executive Officer of the Issuer.

         (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is a citizen of the People's Republic of China.

         Item 3. Source and Amount of Funds or Other Consideration.

         The consideration paid by the Reporting Person for the Shares consisted of 5,076,000 shares of capital stock of Faith Bloom Limited, a British Virgin Islands company, held by the Reporting Person. See Item 4 below.

         Item 4. Purpose of Transaction.

         The Reporting Person acquired the Shares pursuant to a Securities Purchase Agreement and Plan of Reorganization, dated March 31, 2006, among the Issuer, Faith Bloom Limited, a British Virgin Islands company, and the stockholders of Faith Bloom Limited, pursuant to which the Issuer acquired all of the issued and outstanding capital stock of Faith Bloom Limited in exchange for a total of 50,957,603 shares of the Issuer's common stock. The Issuer agreed to issue 4.512 shares of its common stock for every one share of Faith Bloom capital stock. As a result of this share exchange, the Reporting Person acquired 22,902,912 shares of the Issuer's common stock in exchange for 5,076,000 shares of Faith Bloom previously held by the Reporting Person. The Reporting Person does not have any present plans which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D, except for the Reporting Person's participation in a contemplated appointment of additional directors of the Issuer.

         Item 5. Interest in Securities of the Issuer.

         (a) See Rows 11 and 13 of the Cover Pages.

         (b) See Rows 7 through 10 of the Cover Pages. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

         (c) None, other than the transaction described in Item 4 above.

         (d) To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

         Item 7. Materials to be Filed as Exhibits.

         The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

Exhibit 1. Securities Purchase Agreement and Plan of Reorganization, dated March 31, 2006, among the Issuer, Faith Bloom Limited, a British Virgin Islands company, and the stockholders of Faith Bloom Limited.

================================================================================

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date:    April 10, 2006                              /s/ Xiangzhi Chen
                                                    ----------------------------
                                                    Xiangzhi Chen

                                                                       Exhibit 1



                          SECURITIES PURCHASE AGREEMENT

                           AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                          ZEOLITE EXPLORATION COMPANY,

                              FAITH BLOOM LIMITED,

                                       AND

                     THE SHAREHOLDERS OF FAITH BLOOM LIMITED



                                 March 22, 2006

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------
                           AND PLAN OF REORGANIZATION
                           --------------------------


         THIS  SECURITIES  PURCHASE  AGREEMENT AND PLAN OF  REORGANIZATION  (the
"Agreement") is entered into on March 22, 2006 by and among: (i) ZEOLITE EXPLORATION COMPANY, a Nevada corporation ("ZEC"); (ii) FAITH BLOOM LIMITED, an International Business Company organized under the laws of the British Virgin Islands (the "Company"); and (iii) all the shareholders of the Company who have executed this Agreement on the signature page attached hereto as Exhibit A (the "Company Shareholders").

                                 R E C I T A L S
                                 ---------------

         A. The Company has authorized capital consisting of 20,000,000 ordinary shares of capital stock, par value US$0.01 each (the "Ordinary Shares"), of which 11,293,795 Ordinary Shares are issued and outstanding as of the date of this Agreement (the "Company Shares"), consisting of 10,000,000 Ordinary Shares held by the founding shareholders of the Company and 1,293,795 Ordinary Shares held by certain institutional and accredited investors ("Private Placement Shareholders") who have purchased Ordinary Shares in a private placement that has closed subject to and concurrent with the Closing of the transaction under this Agreement. The aforementioned founding shareholders and Private Placement Shareholders are collectively referred to as "Company Shareholders" herein.

         B. ZEC has authorized capital stock consisting of 100,000,000 shares of common stock ("ZEC Common Stock"), $.00001 par value, of which 3,137,500 shares of ZEC Common Stock are issued and outstanding as of the date of this Agreement.

         C. The Company Shareholders wish to sell, and ZEC wishes to acquire, all of the issued and outstanding Company Shares in exchange for ZEC's issuance of a total of 50,957,603 shares of ZEC Common Stock ("ZEC Shares") to the Company Shareholders, such that the Company Shareholders shall own 94.2% of the issued and outstanding share capital of ZEC on a fully diluted basis, as of the Closing (as defined below), subject to and upon the terms and conditions hereinafter set forth (the "Reorganization").

                                A G R E E M E N T
                                -----------------

                                    ARTICLE 1
                     SECURITIES PURCHASE AND REORGANIZATION

         It is agreed as follows:

         1.1 Incorporation of Recitals. The provisions and recitals set forth above are hereby referred to and incorporated herein and made a part of this Agreement by reference.

         1.2 Agreement to Exchange Securities. Subject to the terms and upon the conditions set forth herein, each Company Shareholder agrees to sell, assign, transfer and deliver to ZEC, and ZEC agrees to purchase from each Company Shareholder, at the Closing, all of the Company Shares owned by the respective Company Shareholder, in exchange for the issuance by ZEC to each such Company Shareholder a pro rata share of the ZEC Shares. Each Company Shareholder's pro


                                      4.1-A
rata share of the ZEC Shares shall be determined by multiplying the total number of the ZEC Shares (i.e., 50,957,603 shares of ZEC Common Stock) by a fraction, the numerator of which is the total number of Company Shares owned by the Company Shareholder at the Closing and the denominator of which is the total number of Company Shares issued and outstanding at the Closing. No fractional shares of ZEC Common Stock shall be issued upon exchange of any Company Shares pursuant to this Section 1.2. In lieu thereof, each recipient of ZEC Common Stock who would otherwise be entitled to a fraction of a share of ZEC Common Stock (after aggregating all fractional shares of ZEC Common Stock to be received by such holder) shall be entitled to receive one whole share of ZEC Common Stock.

         1.3 Closing. The closing ("Closing") of the exchange of the Company Shares and the ZEC Shares shall take place at the offices of Preston Gates & Ellis LLP, located at 1900 Main Street, Suite 600, Irvine, CA 92614, at 10:00 a.m., local time, on March 30, 2006, or at such other time and place as may be agreed to by the Company and ZEC ("Closing Date").

         1.4 Instruments of Transfer.

                  (a) Company Shares. Each Company Shareholder shall deliver to ZEC on the Closing Date evidence of the Company Shares owned by the Company Shareholder ("Company Certificates"), if any, along with duly executed assignments of such Company Certificates, in order to effectively vest in ZEC all right, title and interest in and to the Company Shares owned by the Company Shareholder. From time to time after the Closing Date, and without further consideration, the Company Shareholder will execute and deliver such other instruments of transfer and take such other actions as ZEC may reasonably request in order to more effectively transfer to ZEC the securities intended to be transferred hereunder.

                  (b) ZEC Shares. ZEC shall deliver to the Company Shareholders on the Closing Date original certificates evidencing the ZEC Shares, in form and substance satisfactory to the Company Shareholders, in order to effectively vest in each Company Shareholder its respective right, title and interest in and to the ZEC Shares. From time to time after the Closing Date, and without further consideration, ZEC will execute and deliver such other instruments and take such other actions as the Company Shareholders may reasonably request in order to more effectively issue to them the ZEC Shares.

         1.5 Restricted Securities. The ZEC Shares shall be issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended ("Securities Act"), and shall accordingly bear a restrictive legend subject to existing law, as more fully described in Section 3.3 hereof.

         1.6 Private Placement. The Company has conducted a private placement sale of 1,293,795 of its Ordinary Shares concurrent with the transactions underlying this Agreement for the gross proceeds of US$15 million (the "Private Placement") pursuant to a subscription agreement ("Subscription Agreement") entered into between the Company and each Private Placement Shareholder. The parties acknowledge and agree that the Private Placement and the share exchange contemplated by this Agreement are intended to close concurrently and subject to the other, with the understanding that the Private Placement shall be deemed to have closed first in time to be followed immediately by the share exchange contemplated by this Agreement.



                                      4.1-B

                                    ARTICLE 2
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to ZEC as follows:

         2.1 Disclosure  Schedule.  The disclosure  schedule  attached hereto as
Exhibit 2.1 (the "Company Disclosure Schedule") is divided into sections that correspond to the sections of this Article 2. The Company Disclosure Schedule comprises a list of all exceptions to the truth and accuracy of, and of all disclosures or descriptions required by, the representations and warranties set forth in the remaining sections of this Article 2.

         2.2 Corporate Organization, etc.

                  (a) The Company is an International Business Companies duly organized, validly existing and in good standing under the laws of the British Virgin Islands and each of the Company's subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction, with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company and its subsidiaries taken as whole. Complete and correct copies of the Company's articles of association and memorandum of association, and of the organizational documents for each of the subsidiaries have previously been made available to ZEC.

                  (b) Except as set forth on the Company Disclosure Schedule, the Company does not own or control any capital stock of any corporation or any interest in any partnership, joint venture or other entity (for purposes of this Article 2 and the representations set forth herein, any reference to the Company shall include the Company and all of its subsidiaries disclosed in the Company Disclosure Schedule, except where the context otherwise clearly requires). All capital stock of the subsidiaries is owned by the Company free and clear of all liens, claims and encumbrances except as set forth in the Company Disclosure Schedule. Each entity in which the Company owns an interest is duly organized, validly existing in good standing, and qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not have a Material Adverse effect on the Company taken as a whole.

         2.3 Capitalization. The authorized capital of the Company and the total number of Ordinary Shares issued and outstanding as of the date of this Agreement is as set forth in Recital A to this Agreement. The shares owned by the Company Shareholders represent all of the capital stock of the Company outstanding as of the date hereof. All issued and outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable and are without, and were not issued in violation of, preemptive rights, other restrictions or any securities statute or regulation. Other than as contemplated by this


                                      4.1-C

Agreement, there is no subscription, option, warrant, call, right, contract, agreement, commitment, understanding or arrangement to which the Company or any subsidiary is a party, or by which either is bound, with respect to the issuance, sale, delivery or transfer of the capital securities of the Company or such subsidiary, including any right of conversion or exchange under any security or other instrument.

         2.4 Authorization, etc. The Company has all requisite corporate power and authority to enter into, execute, deliver, and perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Company and is the valid and binding legal obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, moratorium, principles of equity and other limitations limiting the rights of creditors generally. The execution and delivery of this Agreement and the related documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company, and no other corporate or shareholder proceedings on the part of the Company are necessary to authorize the transactions contemplated hereby and thereby.

         2.5 Non-Contravention. Except as set forth in the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated herein will:

                  (a) violate, contravene or be in conflict with any provision of the articles of association or memorandum of association of the Company or its subsidiaries;

                  (b) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to any right of termination, cancellation, imposition of fees or penalties under any debt, note, bond, lease, mortgage, indenture, license, obligation, contract, commitment, franchise, permit, instrument or other agreement or obligation to which the Company or any subsidiary is a party or by which the Company, any subsidiary, or any of the Company's or any subsidiary's properties or assets is or may be bound;

                  (c) result in the creation or imposition of any pledge, lien, security interest, restriction, option, claim or charge of any kind whatsoever ("Encumbrances") upon any property or assets of the Company or any subsidiary under any debt, obligation, contract, agreement or commitment to which the Company or any subsidiary is a party or by which the Company, any subsidiary, or any of the Company's or any subsidiary's assets or properties are bound; or

                  (d) materially violate any statute, treaty, law, judgment, writ, injunction, decision, decree, order, regulation, ordinance or other similar authoritative matters (referred to herein individually as a "Law" and collectively as "Laws") of any foreign, federal, state or local governmental or quasi-governmental, administrative, regulatory or judicial court, department, commission, agency, board, bureau, instrumentality or other authority (referred to herein individually as an "Authority" and collectively as "Authorities").

         2.6 Consents and Approvals. Except as set forth in the Company Disclosure Schedule or those received or to be received by the Company or its subsidiaries prior to the Closing, with respect to the Company and/or its



                                      4.1-D
subsidiaries, no consent, approval, order or authorization of or from, or registration, notification, declaration or filing with ("Consent") any individual or entity, including without limitation any Authority, is required in connection with the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated herein.

         2.7 Financial Statements. The Company has delivered to ZEC (i) a copy of the audited consolidated balance sheets of the Company as of December 31, 2004 and 2003 and audited consolidated statements of operations, shareholders' equity and cash flows of the Company for the twelve-month periods ended December 31, 2004 and 2003 (the "Income Statements"), and (ii) a copy of the unaudited consolidated balance sheet ("Balance Sheet") of the Company as of September 30, 2005 and unaudited consolidated statement of operations, shareholders' equity and cash flows of the Company for the nine-month periods ended September 30, 2005 and 2004 (collectively, the "Financial Statements"). Except as disclosed therein or in the Company Disclosure Schedule, the aforesaid Financial
Statements: (i) have been kept in accordance with the books and records of the Company and have been prepared in conformity with generally accepted accounting principles applicable in the United States (except as stated therein or in the notes thereto); and (ii) are true, complete and accurate in all material respects and fairly present the financial position of the Company and its subsidiaries as of the date thereof, and the income or loss for the period then ended, except that the unaudited balance sheet and interim statement of income do not contain all required footnotes and will be subject to normal year-end adjustments.

         2.8 Absence of Undisclosed Liabilities. Neither the Company nor any of its subsidiaries have any material liabilities, obligations or claims of any kind whatsoever, whether secured or unsecured, accrued or unaccrued, fixed or contingent, matured or unmatured, known or unknown, direct or indirect, contingent or otherwise and whether due or to become due (referred to herein individually as a "Liability" and collectively as "Liabilities"), other than:
(a)  Liabilities  that are fully reflected or reserved for in the Balance Sheet;
(b) Liabilities that are set forth on the Company Disclosure Schedule; (c) Liabilities incurred by the Company in the ordinary course of business after the date of the Balance Sheet and consistent with past practice; (d) Liabilities for express executory obligations to be performed after the Closing under the contracts described in Section 2.16 of the Company Disclosure Schedule; or (e) Liabilities not included in subparts (a) through (d) that are in an amount not to exceed US$100,000 individually or in the aggregate.

         2.9 Absence of Certain Changes. Except as set forth in the Company Disclosure Schedule, since the date of the Balance Sheet, the Company and each subsidiary has owned and operated its assets, properties and business in the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, subject to the aforesaid exceptions:

                  (a) neither the Company nor any of its subsidiaries have experienced any change that has had or could reasonably be expected to have a Material Adverse Effect on the Company; and

                  (b) neither the Company nor any of its subsidiaries have suffered (i) any loss, damage, destruction or other property or casualty (whether or not covered by insurance) or (ii) any loss of officers, employees, dealers, distributors, independent contractors, customers or suppliers, which had or could reasonably be expected to have a Material Adverse Effect on the Company.



                                      4.1-E

         2.10 Inventory. The values at which the inventories of the Company and its subsidiaries as shown on the Financial Statements have been determined in accordance with the normal valuation policy of the Company, consistently applied. All inventory of the Company and its subsidiaries, whether reflected in the Financial Statements or otherwise, consists of a quality and quantity usable and saleable in the ordinary course of business except for items of obsolete materials and materials of below standard quality, all of which have been written down in the current Financial Statements to realizable market value or for which reasonably adequate reserves have been provided therein. Except as specifically indicated in the current Financial Statements, the present quantities of all inventory of the Company and its subsidiaries are reasonable and warranted in the present circumstances of the business of the Company.

         2.11 Taxes. The Company has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with the United States Internal Revenue Service and with all other jurisdictions where such filing is required by law; and the Company has paid, or has made adequate provision in the current Financial Statements for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to all periods ending prior to December 31, 2005. The Company knows of
(i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

         2.12 Assets. Except as set forth in the Company Disclosure Schedule, the Company and each of its subsidiaries has valid title to all of its respective assets and properties owned by it, that relate to or are necessary for the Company or such subsidiary to conduct its business and operations as currently conducted (collectively, the "Assets"), free and clear of any mortgage, pledge, lien, security interest (a "Lien"), other than (i) liens securing specific Liabilities shown on the Balance Sheet with respect to which no breach, violation or default exists; (ii) minor imperfections of title that do not individually or in the aggregate, impair the continued use and operation of the Assets to which they relate in the operation of the Company as currently conducted; (iii) liens for current taxes not yet due and payable or being contested in good faith by appropriate proceedings; or (iv) liens that do not materially impair the Company's or subsidiary's intended use or ownership of the Assets (subparts (i) through (iv) collectively, the "Permitted Liens");

         2.13 Receivables and Payables.

                  (a) Except as set forth on the Company Disclosure Schedule, all accounts receivable of the Company and its subsidiaries represent sales in the ordinary course of business, are current and, to the Company's knowledge, collectible net of any reserves shown on the Balance Sheet and none of such receivables is subject to any Lien other than a Permitted Lien.

                  (b) Except as set forth on the Company Disclosure Schedule, all payables by the Company and its subsidiaries arose in bona fide transactions in the ordinary course of business.



                                      4.1-F

         2.14 Intellectual Property Rights. Except as set forth in the Registration Statement (as defined below), the Company and/or its subsidiaries, as applicable, owns or has the unrestricted right to use all patents, patent applications, patent rights, registered and unregistered trademarks, trademark applications, trade names, service marks, service mark applications, copyrights, internet domain names, computer programs and other computer software, inventions, know-how, trade secrets, technology, proprietary processes, trade dress, software and formulae (collectively, "Intellectual Property Rights") used in, or necessary for, the operation of its business as currently conducted or proposed to be conducted. Except as set forth in the Registration Statement or on the Company Disclosure Schedule, to the Company's knowledge, the use of all Intellectual Property Rights necessary or required for the conduct of the business of the Company as presently conducted and as proposed to be conducted does not infringe or violate the intellectual property rights of any person or entity.

         2.15 Litigation. Except as set forth in the Company Disclosure Schedule, there is no legal, administrative, arbitration, or other proceeding, suit, claim or action of any nature or investigation, review or audit of any kind, or any judgment, decree, decision, injunction, writ or order pending, noticed, scheduled, or, to the knowledge of the Company, threatened or contemplated by or against or involving the Company or its subsidiaries, their assets, properties or business, whether at law or in equity, before or by any person or entity or Authority, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the parties hereto pursuant to this Agreement or in connection with the transactions contemplated herein.

         2.16 Contracts and Commitments; No Default.

                  (a) The Company Disclosure Schedule contains a list of each material contract and agreement to which the Company or any of its subsidiaries is a party, which involves an obligation of more than $250,000 over its term, including any agreement among the shareholders of the Company or the shareholders of any subsidiary. In addition, true and complete copies (or summaries, in the case of oral items) of the following agreements relating to the Company or any of its subsidiaries (the "Company Contracts") have been made available to ZEC for review:

                           (i) Each form of employment agreements,  and, if any,
                  non-competition, consulting or severance agreement, collective bargaining agreement, or pension, profit-sharing, incentive compensation, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay or retirement plan or agreement;

                           (ii) Each indenture, mortgage, note, installment obligation, agreement or other instrument relating to the borrowing of money by the Company;

                           (iii) Each contract, agreement, lease (real or personal property) or arrangement that (A) is not terminable on less than 30 days' notice without penalty, (B) is over one year in length of obligation of the Company, or (C) involves an obligation of more than US$250,000 over its term;

                           (iv) Each contract, agreement,  commitment or license
                  relating  to   Intellectual   Property   Rights  or  contract,
                  agreement or commitment of any other type, whether or not fully performed, not otherwise disclosed pursuant to this
                  Section 2.16;

                           (v) Each  obligation or  requirement to provide funds
                  to or make any investment (in the form of a loan, capital contribution or otherwise) in any person or entity; or

                           (vi) Each  outstanding  sales or  purchase  contract,
                  commitment  or proposal  that will result in any material loss



                                      4.1-G
                  upon completion or performance thereof after allowance for direct distribution expenses, or bound by any outstanding contract, bid, sales or service proposal quoting prices that are not reasonably expected to result in a normal profit.

                  (b) Except as set forth in the Company Disclosure Schedule, all of the Company Contracts items are valid and enforceable by and against the Company or its applicable subsidiary in accordance with their terms. Except as set forth in the Company Disclosure Schedule, neither the Company nor any subsidiary, as applicable is in breach, violation or default, however defined, in the performance of any of its material obligations under any of the Company Contracts, and no facts and circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute a breach, violation or default thereunder or thereof, which, in each case, had or will have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no other parties thereto are in a breach, violation or default, however defined, thereunder or thereof, and no facts or circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof which could have a Material Adverse Effect on the Company.

         2.17 Compliance with Law; Permits and Other Operating Rights. Except as set forth in the Company Disclosure Schedule, the Assets, properties, business and operations of the Company and its subsidiaries are and have been in compliance in all respects with all Laws applicable to the Company's or its subsidiary's assets, properties, business and operations, except where the failure to comply would not have a Material Adverse Effect. The Company and each subsidiary possesses all material permits, licenses and other authorizations from all Authorities necessary to permit it to operate its business in the manner in which it presently is conducted and the consummation of the transactions contemplated by this Agreement will not prevent the Company or any subsidiary from being able to continue to use such permits and operating rights. Neither the Company nor any subsidiary has received notice of any violation of any such applicable Law, and is not in default with respect to any order, writ, judgment, award, injunction or decree of any Authority.

         2.18 Books and Records. The books of account, minute books, stock record books, and other material records of the Company and each subsidiary, all of which have been made available to ZEC, are complete and correct in all material respects and have been maintained in accordance with reasonable business practices. The minute books of the Company and each subsidiary contain accurate and complete records of all formal meetings held of, and corporate action taken by, the members, shareholders, the managers and committees of the managers of the Company or such subsidiary as applicable. At the Closing, all of those books and records will be in the possession of the Company.




                                      4.1-H

         2.19 Business Generally; Accuracy of Information. No representation or warranty made by the Company in this Agreement, the Company Disclosure Schedule, or in any document, agreement or certificate furnished or to be furnished to ZEC at the Closing by or on behalf of the Company or its subsidiaries in connection with any of the transactions contemplated by this Agreement contains or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein not misleading in light of the circumstances in which they are made, and all of the foregoing completely and correctly present the information required or purported to be set forth herein or therein.

         2.20 Related Party Transactions. Except as described in the Company Disclosure Schedule, no director, officer or affiliate of the Company or any member of his or her immediate family, is a party to any agreement or contract or other business arrangement or relationship of any kind with the Company or, except for compensation as an officer or director of the Company or for the ownership of not more than 1% of the stock of a company having a class of securities registered pursuant to the Exchange Act, has an ownership interest in any business, corporate or otherwise, which is a party to, or in any property which is the subject of, business arrangements or relationships of any kind with the Company.


         2.21 Environmental Matters. Except as set forth in the Company Disclosure Schedule, the Company and each subsidiary has at all times operated its business in compliance with, and there presently exists no violation with respect to the ownership or operation of the business of, any applicable law relating to pollution or protection of the environment, except where any such non-compliance or violation would not have a Material Adverse Effect to the Company.

         2.22 Benefit Plans. Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries presently maintain any employee retirement benefit plans or any other welfare or retirement benefit plans for the Company's or applicable subsidiary's employees.

         2.23 Employee Matters. No employee of the Company or any subsidiary is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other contract or written agreement, or any restrictive covenant contained in any such agreement relating to the right of any such employee to be employed thereby, or to use trade secrets or proprietary information of others, and the employment of such employees does not subject the Company to any material liability.

         2.24 No Brokers or Finders. Except as set forth in the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

         2.25 Disclosure of Information. All material nonpublic information about ZEC and the Company that has been provided to the Private Placement Shareholders during the course of the Private Placement and transactions contemplated by this Agreement will be included in the Registration Statement to be filed by ZEC with respect to the Zeolite Shares. All information in the Disclosure Documents (as disclosed in the Subscription Agreement) provided to the Private Placement Shareholders regarding ZEC and the Company, its business


                                      4.1-I
and the transactions contemplated hereby, (including ZEC's representations and warranties set forth in this Agreement) are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                                    ARTICLE 3
           REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS

         Each Company Shareholder, severally and not jointly, represents, warrants and covenants to and with ZEC with respect to himself, as follows:

         3.1 Power and Authority. The Company Shareholder has all requisite power and authority to enter into and to carry out all of the terms of this Agreement and all other documents executed and delivered in connection herewith (collectively, the "Documents"). All action on the part of the Company Shareholder necessary for the authorization, execution, delivery and performance of the Documents by the Company Shareholder has been taken and no further authorization on the part of the Company Shareholder is required to consummate the transactions provided for in the Documents. When executed and delivered by the Company Shareholder, the Documents shall constitute the valid and legally binding obligation of the Company Shareholder enforceable in accordance with their respective terms.

         3.2 Ownership of and Title to Securities. Exhibit A to this Agreement accurately and completely sets forth all of the Company Shares owned by the Company Shareholder as of the date hereof. The Company Shareholder has good and marketable title to the Company Shares which he owns, free and clear of all pledges, security interests, mortgages, liens, claims, charges, restrictions or encumbrances, except for any restrictions imposed by federal or state securities laws.

         3.3 Investment and Related Representations.

                  (a) Securities Laws Compliance. The Company Shareholder is aware that neither the ZEC Shares nor the offer or sale thereof to the Company Shareholder has been registered under the Securities Act, or under any state securities law. The Company Shareholder understands that the ZEC Shares will be characterized as "restricted" securities under US federal securities laws inasmuch as they are being acquired in a transaction that has not been registered under the Securities Act and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Company Shareholder agrees that the Company Shareholder will not sell all or any portion of the ZEC Shares except pursuant to registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act. The Company Shareholder understands that each certificate for the ZEC Shares issued to the Company Shareholder or to any subsequent transferee shall be stamped or otherwise imprinted with the legend set forth below summarizing the restrictions described in this Section 3.3 and that ZEC shall refuse to transfer the ZEC Shares except in accordance with such restrictions:

                  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY



                                      4.1-J

                  NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH SHARES, OR AN OPINION OF THE ISSUER'S COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

                  (b) Investment Representation. This Agreement is made with the Company Shareholder in reliance upon the Company Shareholder's representation, which by the Company Shareholder's execution of this Agreement the Company Shareholder hereby confirms, that the ZEC Shares to be received by the Company Shareholder are being acquired pursuant to this Agreement for investment and not with a view to the public resale or distribution thereof unless pursuant to an effective registration statement or exemption under the Securities Act.

                  (c) No Public Solicitation. The Company Shareholder is acquiring the ZEC Shares after private negotiation and has not been attracted to the acquisition of the ZEC Shares by any press release, advertising or publication.

                  (d) Access to Information. The Company Shareholder acknowledges having received and reviewed ZEC's Annual Report on Form 10-KSB for the year ended July 31, 2005 ("2005 Annual Report") and the reports filed by ZEC with the Securities and Exchange Commission ("SEC") subsequent thereto (collectively the "SEC Reports").

                  (e) Investor Solicitation and Ability to Bear Risk to Loss. The Company Shareholder, if a corporation or a partnership, has not been organized for the purpose of acquiring the ZEC Shares. The Company Shareholder acknowledges that it is able to protect its interests in connection with the acquisition of the ZEC Shares and can bear the economic risk of investment in such securities without producing a material adverse change in the Company Shareholder's financial condition. The Company Shareholder otherwise has such knowledge and experience in financial or business matters that the Company
         Shareholder is capable of evaluating the merits and risks of the investment in the ZEC Shares.

                  (f) Investor Status. The Company Shareholder is either (i) an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act, or (ii) not a U.S. Person (as defined in Regulation S promulgated under the Securities Act), not an affiliate of ZEC, and at the time of the origination of contact concerning this share exchange and at the date of execution and delivery of this Agreement not within the United States, its territories and possessions.

         3.4 Selling Stockholder Representations. In connection with the filing of the Registration Statement (as defined in Section 5.12 below) each Private Placement Shareholder severally and not jointly, represents, warrants and covenants to and with ZEC with respect to himself, as follows:




                                      4.1-K

                  (a) Affiliations with Auditors. The Private Placement Shareholder has no connection with, or any interest in, any of the following accounting firms: (i) Hansen, Barnett & Maxwell; (ii) John Geib; (iii) Rotenberg & Co., LLP; and (iv) Schwartz Levitsky Feldman, LLP.

                  (b) Affiliations with Registered Broker-Dealers. The Private Placement Shareholder is not (i) an NASD member firm, (ii) an officer, director or employee of an NASD member firm, or (iii) otherwise affiliated with an NASD member firm.

                  (c) Ownership of ZEC Common Stock. Except for the ZEC Shares issued to it in connection with the Reorganization pursuant to this Agreement, the Private Placement Shareholder owns no ZEC Common Stock or other securities of ZEC and has no rights to acquire any ZEC Common Stock or other securities of ZEC.

                  (d) Consent to be Named in the Registration Statement. The Private Placement Shareholder consents to being named as a selling stockholder in the Registration Statement.

                  (e) Disposition of ZEC Shares. The Private Placement Shareholder will dispose of its ZEC Shares only in compliance with all applicable securities laws and in accordance with the Plan of
         Distribution   attached   hereto   as   Exhibit   3.4  (the   "Plan  of
         Distribution").

                  (f) Updates. The Private Placement Shareholder will promptly notify ZEC in writing of any events or changes in circumstances that are required to maintain the accuracy of the representations in this
         Section 3.4 up through the date of the initial filing of the Registration Statement with the SEC.

                                    ARTICLE 4
                      REPRESENTATIONS AND WARRANTIES OF ZEC

         ZEC represents and warrants to the Company and the Company Shareholders as follows:

         4.1 Disclosure  Schedule.  The disclosure  schedule  attached hereto as
Exhibit 4.1 (the "ZEC Disclosure Schedule") is divided into sections that correspond to the sections of this Article 4. The ZEC Disclosure Schedule comprises a list of all exceptions to the truth and accuracy of, and of all disclosures or descriptions required by, the representations and warranties set forth in the remaining sections of this Article 4.

         4.2 Corporate Organization, Standing and Power. ZEC is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. ZEC has all corporate power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on ZEC. ZEC does not own or control any capital stock of any corporation or any interest in any partnership, joint venture or other entity.

         4.3 Authorization. ZEC has all the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The Board of Directors of ZEC has taken all action required


                                     4.1-L
by law, its articles of incorporation and bylaws or otherwise to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein. This Agreement is the valid and binding legal obligation of ZEC enforceable against ZEC in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws that affect creditors' rights generally.

         4.4 Capitalization. Recital B accurately reflects authorized capital of ZEC and the total number of outstanding shares of ZEC Common Stock. All issued and outstanding shares of ZEC Common Stock are duly authorized, validly issued, fully paid and nonassessable and are without, and were not issued in violation of, preemptive rights. Except as set forth in the ZEC Disclosure Schedule, there are no subscriptions, options, warrants, calls, rights, contracts, agreements, commitments, understandings or arrangements to which ZEC is a party, or by which it is bound, with respect to the issuance, sale, delivery or transfer of the capital securities of ZEC, including any right of conversion or exchange under any security or other instrument.

         4.5 Non-Contravention. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will:

                  (a) violate any provision of the articles of incorporation or bylaws of ZEC;

                  (b) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under, any debt, note, bond, lease, mortgage, indenture, license, obligation, contract, commitment, franchise, permit, instrument or other agreement or obligation to which ZEC is a party or by which ZEC or any of their respective properties or assets is or may be bound;

                  (c) result in the creation or imposition of any Encumbrance upon any property or assets of ZEC under any debt, obligation, contract, agreement or commitment to which ZEC is a party or by which ZEC or any of its respective assets or properties is or may be bound; or

                  (d) violate any Law of any Authority.

         4.6  Consents  and  Approvals.  No Consent is required by any person or entity, including without limitation any Authority, in connection with the execution, delivery and performance by ZEC of this Agreement, or the consummation of the transactions contemplated herein, other than any Consent which, if not made or obtained, will not, individually or in the aggregate, have a Material Adverse Effect on the business of ZEC.



                                      4.1-M

         4.7 Valid Issuance. The ZEC Common Stock to be issued in connection with this Agreement has been duly authorized and, when issued, delivered and paid for as provided in this Agreement, will be validly issued, fully paid and non-assessable.

         4.8 SEC Filings; Financial Statements.

                  (a) ZEC has delivered or made available to the Company accurate and complete copies (excluding copies of exhibits) of the SEC Reports. All statements, reports, schedules, forms and other documents required to have been filed by ZEC with the SEC have been so filed and on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (ii) none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (b) The financial statements contained in the SEC Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-QSB of the SEC); and (iii) fairly present, in all material respects, the financial position of ZEC as of the respective dates thereof and the results of operations of ZEC for the periods covered thereby. All adjustments considered necessary for a fair presentation of the financial statements have been included.

         4.9 No Liabilities. ZEC does not have any Liabilities as of the date of this Agreement, except for (i) Liabilities expressly stated in the January 31, 2006 balance sheet ("ZEC Balance Sheet") of ZEC contained in its quarterly report on Form 10-QSB for the period ended January 31, 2006, or (ii) Liabilities which do not exceed US$10,000 in the aggregate. As of the Closing and accept as agreed to by the Company in writing, ZEC shall not have any Liabilities which exceed $1,000 in the aggregate.

         4.10 No Assets. As of the Closing, ZEC will not have any assets or operations of any kind, except as identified the ZEC Disclosure Schedule.

         4.11 Absence of Certain Changes. Except as set forth in the ZEC Disclosure Schedule, ZEC has owned and operated its assets, properties and business in the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, subject to the aforesaid exceptions, since the date of the ZEC Balance Sheet ZEC has not experienced any change that has had or could reasonably be expected to have a Material Adverse Effect on ZEC.

         4.12 Litigation. Except as disclosed in the ZEC Disclosure Schedule, there is no legal, administrative, arbitration, or other proceeding, suit, claim or action of any nature or investigation, review or audit of any kind, or any judgment, decree, decision, injunction, writ or order pending, noticed, scheduled, or, to the knowledge of ZEC, threatened or contemplated by or against


                                      4.1-N
or involving ZEC, its assets, properties or business or its directors, officers, agents or employees (but only in their capacity as such), whether at law or in equity, before or by any person or entity or Authority, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the parties hereto pursuant to this Agreement or in connection with the transactions contemplated herein.

         4.13 Contracts and Commitments; No Default. Except as disclosed in the ZEC Disclosure Schedule, ZEC is not a party to, nor are any of its Assets bound by, any contract (a "ZEC Contract") that is not disclosed in the SEC Reports. Except as disclosed in the ZEC Disclosure Schedule, none of the ZEC Contracts contains a provision requiring the consent of any party with respect to the consummation of the transactions contemplated by this Agreement. ZEC is not in breach, violation or default, however defined, in the performance of any of its obligations under any of the ZEC Contracts, and no facts and circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such breach, violation or default thereunder or thereof, and, to the knowledge of ZEC, no other parties thereto are in a breach, violation or default, however defined, thereunder or thereof, and no facts or circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof.

         4.14 Compliance with Law; Permits and Other Operating Rights. Except as set forth in the ZEC Disclosure Schedule, the assets, properties, business and operations of ZEC are and have been in compliance in all respects with all Laws applicable to ZEC and its assets, properties, business and operations, except where the failure to comply would not have a Material Adverse Effect. ZEC possesses all material permits, licenses and other authorizations from all Authorities necessary to permit it to operate its business in the manner in which it presently is conducted and the consummation of the transactions contemplated by this Agreement will not prevent ZEC from being able to continue to use such permits and operating rights. ZEC has not received notice of any violation of any such applicable Law, and is not in default with respect to any order, writ, judgment, award, injunction or decree of any Authority.

         4.15 Books and Records. The books of account, minute books, stock record books, and other material records of ZEC, all of which have been made available to the Company, are complete and correct in all material respects and have been maintained in accordance with reasonable business practices. The minute books of ZEC contains accurate and complete records of all formal meetings held of, and corporate action taken by, the members, shareholders, the managers and committees of the managers of ZEC. At the Closing, all of those books and records will be in the possession of ZEC.

         4.16 No Broker or Finder. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ZEC.

         4.17 Benefit Plans. Except as set forth in the ZEC Disclosure Schedule, ZEC does not now maintain, nor has it ever maintained, any employee retirement benefit plans or any other welfare or retirement benefit plans for ZEC's employees.

         4.18 Intercompany And Affiliate Transactions; Insider Interests. Except as expressly identified in the ZEC Disclosure Schedule, there are, and during the last two years there have been, no transactions, agreements or arrangements of any kind, direct or indirect, between ZEC, on the one hand, and any director,



                                      4.1-O
officer, employee, stockholder, or affiliate of ZEC, on the other hand, including, without limitation, loans, guarantees or pledges to, by or for ZEC or from, to, by or for any of such persons, that are currently in effect.

         4.19 Availability of Form SB-2. Upon consummation of the Reorganization, ZEC will be eligible to register the ZEC Shares issued to the Private Placement Shareholders hereunder on Form SB-2 promulgated under the Securities Act. Except with respect to 2,475,000 shares of ZEC Common Stock issued to Halter Financial Investments, LP, ZEC has not granted or agreed to grant to any person any rights (including "piggy-back" registration rights) to have any securities of ZEC registered with the SEC or any other governmental authority that have not been satisfied.

         4.20 No General Solicitation. Neither ZEC nor any person acting on behalf of ZEC has offered or sold any of the ZEC Shares by any form of general solicitation or general advertising.

         4.21 No Integrated Offering. Assuming the accuracy of the Company Shareholders' representations and warranties set forth in Section 3.3, neither ZEC, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the ZEC Shares to be integrated with prior offerings by ZEC for purposes of the Securities Act.

                                    ARTICLE 5
                            COVENANTS OF THE PARTIES

         5.1 Conduct of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, ZEC, the Company and its subsidiaries will each conduct its business and operations according to its ordinary and usual course of business consistent with past practices. Without limiting the generality of the foregoing, and, except as otherwise expressly provided in this Agreement or as otherwise disclosed on the Disclosure Schedule, prior to the Closing Date, without the prior written consent of the other, neither party will:

                  (a)  amend  its   articles  of   incorporation,   articles  of
         association, bylaws or memorandum of association, as the case may be;

                  (b) issue, reissue, sell, deliver or pledge or authorize or propose the issuance, reissuance, sale, delivery or pledge of shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities, capital stock;

                  (c) adjust, split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any company shares of its capital stock, or any of its other securities;

                  (d) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in



                                      4.1-P
         respect of its capital stock, redeem or otherwise acquire any shares of its capital stock or other securities, or alter any term of any of its outstanding securities;

                  (e) (i) except as  required  under any  employment  agreement, increase in any manner the compensation of any of its directors, officers or other employees; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or permitted by any existing plan, agreement or arrangement to any such director, officer or employee, whether past or present; or (iii) commit itself to any additional pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or to any employment agreement or consulting agreement (arising out of prior employment ) with or for the benefit of any person, or, except to the extent required to comply with applicable law, amend any of such plans or any of such agreements in existence on the date of this Agreement;

                  (f) hire any additional personnel;

                  (g) incur, assume, suffer or become subject to, whether directly or by way of guarantee or otherwise, any Liabilities which, individually or in the aggregate, exceed US$100,000 in the case of the Company and its subsidiaries, taken as a whole, and US$1,000 in the case of ZEC, taken as a whole;

                  (h) make or enter into any commitment for capital expenditures in excess of US$100,000 in the case of the Company and its subsidiaries, taken as a whole, and US$1,000 in the case of ZEC, taken as a whole;

                  (i) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or associate of any of its officers or directors;

                  (j) terminate, enter into or amend in any material respect any contract, agreement, lease, license or commitment, or take any action or omit to take any action which will cause a breach, violation or default (however defined) under any contract, except in the ordinary course of business and consistent with past practice;

                  (k) acquire any of the business or assets of any other person or entity;

                  (l) permit any of its current insurance (or reinsurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than coverage remaining under those cancelled, terminated or lapsed are in full force and effect;

                  (m) enter into other material agreements, commitments or contracts or dispose of any assets not in the ordinary course of business or in excess of current requirements;



                                      4.1-Q

                  (n) settle or compromise any suit, claim or dispute or threatened suit, claim or dispute; or

                  (o) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in this Agreement untrue or incorrect in any material respect.

         5.2 No Solicitations. Until the Closing or termination of this Agreement in accordance with Section 8.1 or 8.2, neither party shall, nor shall any party permit any of its related entities or subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its related entities or subsidiaries to, solicit or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal, or agree to or endorse any takeover proposal. Each party shall promptly advise the other orally and in writing of any such inquiries or proposals. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for an exchange, consolidation or other business combination involving a party hereto or any related entity or subsidiary of such party or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, such party or related entity or any of its subsidiaries other than the transactions contemplated by this Agreement.

         5.3 Full Access. Throughout the period prior to the Closing, each party will afford to the other and its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents, reasonable access to the facilities, properties, books and records of the party in order that the other may have full opportunity to make such investigations as it will desire to make of the affairs of the disclosing party. Each party will furnish such additional financial and operating data and other information as the other will, from time to time, reasonably request, including without limitation access to the working papers of its independent certified public accountants; provided, however, that any such investigation will not affect or otherwise diminish or obviate in any respect any of the representations and warranties of the disclosing party.

         5.4 Confidentiality. Each of the parties hereto agrees that it will not use, or permit the use of, any of the information relating to any other party hereto furnished to it in connection with the transactions contemplated herein ("Information") in a manner or for a purpose detrimental to such other party or otherwise than in connection with the transaction, and that they will not disclose, divulge, provide or make accessible (collectively, "Disclose"), or permit the Disclosure of, any of the Information to any person or entity, other than their respective directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents, except as may be required by judicial or administrative process or, in the opinion of such party's counsel, by other requirements of Law; provided, however, that prior to any Disclosure of any Information permitted hereunder, the disclosing party will first obtain the recipients' undertaking to comply with the provisions of this Section with respect to such information. The term "Information" as used herein will not include any information relating to a party that the party disclosing such information can show: (i) to have been in its possession prior to its receipt from another party hereto without breach of any other confidentiality agreement; (ii) to be generally available to the public through no fault of the disclosing party; (iii) to have been available to the public at the time of its



                                      4.1-R
receipt by the disclosing party without breach of any confidentiality agreement;
(iv) to have been received separately by the disclosing party in an unrestricted manner from a person entitled to disclose such information; or (v) to have been developed independently by the disclosing party without regard to any information received in connection with this transaction. Each party hereto also agrees to promptly return to the party from whom it originally received such information all original and duplicate copies of written materials containing Information should the transactions contemplated herein not occur. A party hereto will be deemed to have satisfied its obligations to hold the Information confidential if it exercises the same care as it takes with respect to its own similar information.

         5.5 Filings; Consents; Removal of Objections. Subject to the terms and conditions herein provided, the parties hereto will use their best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, including without limitation obtaining all Consents of any person or entity, whether private or governmental, required in connection with the consummation of the transactions contemplated herein. In furtherance, and not in limitation of the foregoing, it is the intent of the parties to consummate the transactions contemplated herein at the earliest practicable time, and they respectively agree to exert commercially reasonable efforts to that end, including without limitation: (i) the removal or satisfaction, if possible, of any objections to the validity or legality of the transactions contemplated herein; and (ii) the satisfaction of the conditions to consummation of the transactions contemplated hereby.

         5.6 Further Assurances; Cooperation; Notification.

                  (a) Each party hereto will, before, at and after Closing, execute and deliver such instruments and take such other actions as the other party or parties, as the case may be, may reasonably require in order to carry out the intent of this Agreement. Without limiting the generality of the foregoing, at any time after the Closing, at the reasonable request of ZEC and without further consideration, the Company will execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation and take such action as ZEC may reasonably deem necessary or desirable in order to more effectively consummate the transactions contemplated hereby.

                  (b) At all times from the date hereof until the Closing, each party will promptly notify the other in writing of the occurrence of any event which it reasonably believes will or may result in a failure by such party to satisfy the covenants specified in this Article 5.

         5.7 Public Announcements. None of the parties hereto will make any public announcement with respect to the transactions contemplated herein without the prior written consent of the other parties, which consent will not be unreasonably withheld or delayed; provided, however, that any of the parties hereto may at any time make any announcements that are required by applicable Law so long as the party so required to make an announcement promptly upon learning of such requirement notifies the other parties of such requirement and discusses with the other parties in good faith the exact proposed wording of any such announcement.

         5.8 Satisfaction of Conditions Precedent. Each party will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are applicable to them, and to cause the transactions



                                      4.1-S
contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all material consents and authorizations of third parties and to make filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

         5.9  Resignation  of  Officers  And  Directors.  At  the  Closing,  the
pre-Closing   officers  and   directors  of  ZEC  shall  submit  their   written
resignations from such offices effective as of the Closing. Prior to their resignations, the pre-Closing directors of ZEC shall appoint to the board of directors of ZEC Xiangzhi Chen.

         5.10 Form 8-K. ZEC shall file a Current Report on Form 8-K within one business day of the Closing for purposes of disclosing this Agreement and the information and financial statements required by Items 1.01, 2.01, 5.01. 5.02. 5.03, 5.06 and 9.01 of Form 8-K.

         5.11 Indemnity. As an inducement to the Private Placement Shareholders to purchase Ordinary Shares of the Company and to enter into this Agreement, ZEC agrees to indemnify and hold harmless each Private Placement Investor from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, court costs and reasonable attorneys' fees and costs of investigation that any such Private Placement Investor may suffer or incur as a result of or relating to any breach by the Company of any of the representations, warranties, covenants or agreements made by the Company in the subscription agreement entered into with the Private Placement Investor.

         5.12 Registration Statement.

                  (a) Mandatory Registration. Immediately following the Closing Date, ZEC shall file a registration statement or an amendment to a registration statement already filed but not yet declared effective by the SEC (such registration statement or any such amendment, the "Registration Statement"), with the SEC under the Securities Act to register the ZEC Shares ("Registrable Securities") issuable hereunder to the Private Placement Shareholders.

                  (b)  Registration  Statement  Form.  Registrations  under this
         Section 5.12 shall be on Form SB 2 or such other appropriate registration form of the SEC as shall be reasonably selected by ZEC and approved by each Private Placement Shareholder, which approval shall not be unreasonably withheld. ZEC shall provide drafts of the
         Registration Statement proposed to be filed by it to the Private Placement Shareholders in advance of the filing thereof and provide the Private Placement Shareholders with a reasonable amount of time to review and comment on the same prior to its filing. The execution of this Agreement by each Private Placement Shareholder will constitute such Private Placement Shareholder's approval of the draft Registration Statement attached to the Subscription Agreement in satisfaction of this subpart (b).

                  (c) Effective Registration Statement. A registration required pursuant to this Section 5.12 shall not be deemed to have been effected unless the Registration Statement has been declared effective by the SEC and has remained effective until the earlier of (i) the second anniversary of the declaration of effectiveness by the SEC or (ii) such time as all of the Registrable Securities have been disposed of in


                                      4.1-T
         accordance with the Plan of Distribution (unless the failure to so dispose of such Registrable Securities shall be caused solely by reason of a failure on the part of the Private Placement Shareholders) and in compliance with the provisions of the Securities Act with respect to the disposition of all of the Registrable Securities covered by such Registration Statement. Such Registration Statement shall not cease to be available and effective as to all shares which is required to cover for more than 20 trading days in any 12-month period.

         5.13 Registration Procedures. ZEC shall, as expeditiously as possible:

                  (a) prepare and file with the SEC the requisite Registration Statement to effect such registration and thereafter use its reasonable best efforts to cause such Registration Statement to be declared effective by the SEC;

                  (b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities covered by such Registration Statement until the earlier of the time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Private Placement Shareholders set forth in such Registration Statement or the date that the Registrable Securities are eligible for resale without limitation pursuant to the provisions of Rule 144 under the Securities Act;

                  (c) furnish such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such Registration Statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as the Private Placements may reasonably request;

                  (d) use its reasonable best efforts (i) to register or qualify the Registrable Securities under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as each Private Placement Shareholder shall reasonably request, (ii) to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and (iii) to take any other action which may be reasonably necessary or advisable to enable the Private Placement Shareholders to consummate the disposition in such jurisdictions of the securities to be sold by the Private Placement Shareholders, except that ZEC shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (d) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

                  (e) use its reasonable best efforts to cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other federal or state governmental agencies or



                                      4.1-U
         authorities as may be necessary in the opinion of counsel to ZEC and counsel to the Private Placement Shareholder to enable the Private Placement Shareholder to consummate the disposition of such Registrable Securities;

                  (f) notify the Private Placement Shareholders at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of the Private Placement Shareholders promptly prepare and file with the SEC and then furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the Private Placement Shareholders of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

                  (g) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and, if required, make available to its security holders simultaneously with its disclosure to the public, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of
         Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and promptly furnish to Private Placement Shareholders a copy of any amendment or supplement to such Registration Statement or prospectus;

                  (h) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be ZEC) for all the Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such registration; and

                  (i) use its reasonable best efforts to list the Registrable Securities on any national securities exchange on which the shares of the same class covered by such Registration Statement are then listed.

         Each Private Placement Shareholder agrees by acquisition of the Registrable Securities that, upon receipt of any notice from ZEC of the happening of any event of the kind described in subdivision (f) of this Section 5.13, such holder will forthwith discontinue such disposition of the Registrable Securities pursuant to the Registration Statement until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision
(f) of this Section 5.13 and, if so directed by ZEC, will deliver to ZEC (at ZEC's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to the Registrable Securities current at the time of receipt of such notice.

         5.14 Indemnification.




                                      4.1-V

                  (a) Indemnification by ZEC. ZEC shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Private Placement Shareholder, the officers, directors, members, partners, employees and investment advisors of each of them, each person who controls any such Private Placement Shareholder (within the meaning of
         Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, shareholders, partners, and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to (1) any untrue statement of a material fact contained in a Registration Statement, any prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (2) any violation by ZEC of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Private Placement Shareholder furnished in writing to ZEC by such Private Placement Shareholder expressly for use therein, or to the extent that such information relates to such Private Placement Shareholder or such Private Placement Shareholder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Private Placement Shareholder expressly for use in a Registration Statement, such prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Private Placement Shareholder has approved Exhibit
         3.4 hereto for this purpose), (ii) in the case of an occurrence of an event of the type specified in Section 5.13(f), the use by such Private Placement Shareholder of an outdated or defective prospectus after ZEC has notified such Private Placement Shareholder in writing that the prospectus is outdated or defective, or (iii) any such untrue statement, omission or violation is directly related to and primarily the result of a material breach of this Agreement or violation of law by Private Placement Shareholder.

                  (b)  Indemnification by Private Placement  Shareholders.  Each
         Private Placement Shareholder shall, severally and not jointly, indemnify and hold harmless ZEC, its directors, officers, agents, attorneys and employees, each person who controls ZEC (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents, attorneys or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: (x) such Private Placement Shareholder's failure to comply with the prospectus delivery requirements of the Securities Act, (y) a material breach of this Agreement or violation of law by Private Placement Shareholder, or (z) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary



                                      4.1-W
         prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Private Placement Shareholder to ZEC specifically for inclusion in such Registration Statement or such prospectus or (ii) to the extent that such information relates to such Private Placement Shareholder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Private Placement Shareholder expressly for use in a Registration Statement (it being understood that the Holder has approved Exhibit 3.4 hereto for this purpose), or such form of prospectus or in any amendment or supplement thereto or (iii) in the case of an occurrence of an event of the type specified in
         Section 5.13(f), the use by such Holder of an outdated or defective prospectus after ZEC has notified such Private Placement Shareholder in writing that the prospectus is outdated or defective. In no event shall the liability of any selling Private Placement Shareholder hereunder be greater in amount than the dollar amount of the net proceeds received by such Private Placement Shareholder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) Conduct of Indemnification Proceedings. If any proceeding shall be brought or asserted against any person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have prejudiced the Indemnifying Party.

         An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party, in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party. The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent.

         Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party owing under this Section 5.14 (including reasonable fees and expenses to the extent incurred in connection with



                                      4.1-X
investigating   or  preparing  to  defend  such   Proceeding  in  a  manner  not
inconsistent with this Section) shall be paid to the Indemnified Party.

         5.15 Contribution. If the indemnification under Section 5.14 is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue statement of a material fact or omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys' or other fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

         The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 15.15 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 15.15, no Private Placement Shareholder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Private Placement Shareholder from the sale of the Registrable Securities subject to the proceeding exceeds the amount of any damages that such Private Placement Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Private Placement Shareholder.

         The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

         5.16 Independent Nature of Company Shareholders' Obligations and Rights. The obligations of each Company Shareholder under this Agreement are several and not joint with the obligations of any other Company Shareholder, and no Company Shareholder shall be responsible in any way for the performance or non-performance of the obligations of any other Company Shareholder under this Agreement. Nothing contained herein, and no action taken by any Company
Shareholder pursuant hereto, shall be deemed to constitute the Company Shareholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Company Shareholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Agreement. Each Company Shareholder shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Company Shareholder to be joined as an additional party in any proceeding for such purpose.


                                     4.1-Y

                                    ARTICLE 6
                      CONDITIONS TO THE OBLIGATIONS OF ZEC

         Notwithstanding any other provision of this Agreement to the contrary, the obligation of ZEC to effect the transactions contemplated herein will be subject to the satisfaction at or prior to the Closing, or waiver by ZEC, of each of the following conditions:

         6.1 Representations and Warranties True. The representations and warranties of the Company and the Company Shareholders contained in this Agreement, including without limitation in the Company Disclosure Schedule initially delivered to ZEC as Exhibit 2.1, will be true, complete and accurate in all material respects as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such time, except for changes specifically permitted or contemplated by this Agreement, and except insofar as the representations and warranties relate expressly and solely to a particular date or period, in which case they will be true and correct at the Closing with respect to such date or period.

         6.2 Performance. The Company and the Company Shareholders will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Company on or prior to the Closing.

         6.3 Required Approvals and Consents.

                  (a) All action required by law and otherwise to be taken by the members of the Company to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will have been duly and validly taken.

                  (b) All Consents of or from all Authorities required hereunder to consummate the transactions contemplated herein, will have been delivered, made or obtained, and ZEC will have received copies thereof.

         6.4 Agreements and Documents. ZEC will have received the following agreements and documents, each of which will be in full force and effect:

                  (a) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.3, 6.5, 6.6 and 6.7 have been duly satisfied; and

                  (b) a certificate of good standing of the Company from the British Virgin Islands and any other states where the Company is qualified to do business, as of the most recent practicable date.

         6.5 Adverse Changes. No material adverse change will have occurred in the business, financial condition, prospects, assets or operations of the Company other than those disclosed in the Financial Statements or the ZEC Disclosure Schedules.



                                      4.1-Z

         6.6 No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Authority or other person or entity will have been instituted or threatened which delays or questions the validity or legality of the transactions contemplated hereby or which, if successfully asserted, would, in the reasonable judgment of ZEC, individually or in the aggregate, otherwise have a Material Adverse Effect on the Company's business, financial condition, prospects, assets or operations or prevent or delay the consummation of the transactions contemplated by this Agreement.

         6.7 Legislation. No Law will have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

         6.8 Appropriate Documentation. ZEC will have received, in a form and substance reasonably satisfactory to ZEC, dated the Closing Date, all certificates and other documents, instruments and writings to evidence the fulfillment of the conditions set forth in this Article 6 as ZEC may reasonably request.

         6.9 Legal Opinion. ZEC shall have received a legal opinion or opinions from a law firm or firms of recognized standing in form and content reasonably acceptable to ZEC and its counsel relating to the transactions contemplated by this Agreement.

                                    ARTICLE 7
      CONDITIONS TO OBLIGATIONS OF THE COMPANY AND THE COMPANY SHAREHOLDERS

         Notwithstanding anything in this Agreement to the contrary, the obligations of the Company and Company Shareholders to effect the transactions contemplated herein will be subject to the satisfaction at or prior to the Closing, or waiver by the Company only, of each of the following conditions:

         7.1 Representations and Warranties True. The representations and warranties of ZEC contained in this Agreement will be true, complete and accurate in all material respects as of the date when made and at and as of the Closing, as though such representations and warranties were made at and as of such time, except for changes permitted or contemplated in this Agreement, and except insofar as the representations and warranties relate expressly and solely to a particular date or period, in which case they will be true and correct at the Closing with respect to such date or period.

         7.2 Performance. ZEC will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by ZEC at or prior to the Closing, including the obligations of the pre- Closing officers and directors of ZEC set forth in Section 5.9.

         7.3 Required Approvals and Consents.

                  (a) All action required by law and otherwise to be taken by the directors and stockholders of the ZEC to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will have been duly and validly taken.



                                     4.1-AA

                  (b) All Consents of or from all Authorities required hereunder to consummate the transactions contemplated herein, will have been delivered, made or obtained, and the Company will have received copies thereof.

         7.4 Agreements and Documents. The Company will have received the following agreements and documents, each of which will be in full force and effect:

                  (a) a certificate executed on behalf of ZEC by its Chief Executive Officer confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5, 7.6 and 7.7 have been duly satisfied;

                  (b) resolutions of the board of directors of ZEC, certified by the secretary of ZEC, approving the transactions contemplated by this Agreement, including the issuance of the ZEC Shares and the matters referred to in Section 5.9 of this Agreement;

                  (c) certificates representing the ZEC Shares registered in the names of the Company Shareholders;

                  (d) a certified list of the record holders of ZEC Common Stock as of the most recent practicable date evidencing all of the shares of ZEC Common Stock issued and outstanding;

                  (e) a certificate of good standing of ZEC from the State of Nevada and any other states where ZEC is qualified to do business, as of the most recent practicable date; and

                  (f) a legal opinion from a law firm of recognized standing in form and content reasonably acceptable to the Company and its counsel relating to the transactions contemplated by this Agreement.

         7.5 Adverse Changes. No material adverse change will have occurred in the business, financial condition, prospects, assets or operations of ZEC since January 31, 2006.

         7.6 No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Authority or other person or entity will have been instituted or threatened which delays or questions the validity or legality of the transactions contemplated hereby or which, if successfully asserted, would, in the reasonable judgment of the Company, individually or in the aggregate, otherwise have a Material Adverse Effect on ZEC's business, financial condition, prospects, assets or operations or prevent or delay the consummation of the transactions contemplated by this Agreement.

         7.7 Legislation. No Law will have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

         7.8 No Assets and Liabilities. ZEC shall have no Liabilities, assets or operations and shall have delivered documentary evidence as the Company may reasonable request and a certificates issued by the President of ZEC in form and substance satisfactory to the Company to confirm the foregoing.



                                     4.1-BB

         7.9 Appropriate Documentation. The Company will have received, in a form and substance reasonably satisfactory to Company, dated the Closing Date, all certificates and other documents, instruments and writings to evidence the fulfillment of the conditions set forth in this Article 7 as the Company may reasonably request.

                                    ARTICLE 8
                           TERMINATION AND ABANDONMENT

         8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the written consent of the Company and ZEC.

         8.2 Termination by Either the Company or ZEC. This Agreement may be terminated by either the Company or ZEC if the Closing is not consummated by the Closing Date (provided that the right to terminate this Agreement under this Section 8.2 will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date).

         8.3 Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the Company or ZEC pursuant to this Article 8, written notice thereof will be given to all other parties and this Agreement will terminate and the transactions contemplated hereby will be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

                  (a) Each of the parties will, upon request, redeliver all documents, work papers and other material of the other parties relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same;

                  (b) No party will have any liability for a breach of any representation, warranty, agreement, covenant or the provision of this Agreement, unless such breach was due to a willful or bad faith action or omission of such party or any representative, agent, employee or independent contractor thereof; and

                  (c) All filings, applications and other submissions made pursuant to the terms of this Agreement will, to the extent practicable, be withdrawn from the agency or other person to which made.


                                    ARTICLE 9
                            MISCELLANEOUS PROVISIONS

         9.1 Survival of Representations, Warranties and Agreements. All of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing hereof.

         9.2 Expenses. ZEC and the Company will each bear their own costs and expenses relating to the transactions contemplated hereby, including without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives for the services used, hired or connected with the transactions contemplated hereby.



                                     4.1-CC

         9.3 Amendment and Modification. Subject to applicable Law, this Agreement may be amended or modified only by the Company, ZEC and the Company Shareholders. All such amendments and modifications to this Agreement must be in writing duly executed by all of the parties hereto.

         9.4 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by ZEC, on the one hand, and the Company and the Company Shareholders, on the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a party, such consent will be given in writing in the same manner as for waivers of compliance.

         9.5 Indemnification Obligations of the Company. From and after the Closing Date, the Company shall reimburse, indemnify and hold harmless the executive officers, directors, and employees of ZEC in office immediately prior to the Closing (each such person and his heirs, executors, administrators, agents, successors and assigns is referred to herein as a "Indemnified Party") against and in respect of:

                  (a) Any and all damages, losses, settlement payments that have been previously approved in writing by Company, deficiencies, liabilities, costs, expenses and claims suffered, sustained, incurred or required to be paid by any Indemnified Party, and any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other procedures or investigation against any Indemnified Party, which arises or results from a third-party claim brought against an Indemnified Person based on (i) a breach of any representation or warranty by the Company contained herein, which breach is discovered within 2 years of the date hereof, or (ii) the business, operations or assets of the Company or any of the Company's subsidiaries or the actions or omissions of any officer, director, shareholder, employee or agent of the Company or any of the Company's subsidiaries.

                  (b) The Company shall have no obligation to indemnify or hold harmless an Indemnified Party for any settlement entered into by such Indemnified Party without the Company's prior written consent. In addition, the Company shall have no obligation to indemnify or hold harmless any Indemnified Person for any damages, claims, losses or the like based on the diminution in value of the Indemnified Person's ZEC common shares.

         9.6 Third Party Beneficiaries. Nothing in this Agreement will entitle any person or entity other than a party hereto and his, her or its respective successors and assigns permitted hereby to rely upon any of the representations or warranties contained herein or to any claim, cause of action, remedy or right of any kind.



                                     4.1-DD

         9.7 Notices. All notices, requests, demands and other communications required or permitted hereunder prior to the Closing will be made in writing and will be deemed to have been duly given and effective: (i) on the date of delivery, if delivered personally; or (ii) on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment, or to such other person or address as a party will furnish to the other parties hereto in writing in accordance with this subsection.

         If to the Company:                         With a copy to:
         Faith Bloom Limited                        Preston Gates & Ellis LLP
         Youth Pioneer Park                         1900 Main Street, Suite 600
         Taian Economic and Development Zone        Irvine, California  92614
         Taian City, Shandong Province, PRC         Attn: Daniel K. Donahue
         Attn: Xiangzhi Chen, President             Fax: (949) 253-0902
         Fax: (86-538) 856 0618


or to such other person or address as the Company will furnish to the other parties hereto in writing in accordance with this subsection.

         If to ZEC, to the address set forth on Exhibit A attached hereto.

         If to the ZEC:                             With a copy to:
         Zeolite Exploration Company                Halter Financial Group
         12890 Hilltop Road                         4965 Preston Park Boulevard,
         Argyle, Texas 76226                        Suite 250
         Attn: Timothy Halter, President            Plano, Texas 75093
         Fax: (972) 233-0300                        Attn: George Diamond
                                                    Fax: 972.985.4014

or to such other person or address as ZEC will furnish to the other parties hereto in writing in accordance with this subsection.

         9.8 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other parties.

         9.9 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

         9.10 Headings. The table of contents and the headings of the sections and subsections of this Agreement are inserted for convenience only and will not constitute a part hereof.

         9.11 Entire Agreement. This Agreement, the Disclosure Schedules and the exhibits and other writings referred to in this Agreement or in the Disclosure Schedules or any such exhibit or other writing are part of this Agreement, together they embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement and together they are referred to as this "Agreement" or the "Agreement." There are no restrictions, promises, warranties, agreements, covenants or undertakings,



                                     4.1-EE
other than those expressly set forth or referred to in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the transaction or transactions contemplated by this Agreement. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that if any such provision becomes invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

         9.12 Remedies and Injunctive Relief. It is expressly agreed among the parties hereto that monetary damages would be inadequate to compensate a party hereto for any breach by any other party of its covenants in Article 5 hereof. Accordingly, the parties agree and acknowledge that any such violation or threatened violation will cause irreparable injury to the other and that, in addition to any other remedies which may be available, such party will be entitled to injunctive relief against the threatened breach of Article 5 hereof or the continuation of any such breach without the necessity of proving actual damages and may seek to specifically enforce the terms thereof.

         9.13 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Nevada state court or any federal court in the State of Nevada in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

         9.14 Definition of Material Adverse Effect. "Material Adverse Effect" with respect to a party means a material adverse change in or effect on the business, operations, financial condition, properties or liabilities of the party taken as a whole; provided, however, that a Material Adverse Effect will not be deemed to include (i) changes as a result of the announcement of this transaction or (ii) changes in generally accepted accounting principles.



                          [Signature Page(s) to Follow]















                                     4.1-FF

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ZEOLITE EXPLORATION COMPANY                    FAITH BLOOM LIMITED



By: /s/ Timothy Halter                         By: /s/ Xiangzhi Chen
   ------------------------------                 ------------------------------
   Timothy Halter, President                      Xiangzhi Chen, Chairman



"COMPANY SHAREHOLDERS"

Signatures Appear on Exhibit A

   Signature Page to Securities Purchase Agreement and Plan of Reorganization
















                                     4.1-GG